

September 17, 2024

Bharatt Chowrira
Chief Financial Officer
PureTech Health plc
6 Tide Street, Suite 400
Boston, MA 02210

> **Re: PureTech Health plc**
> **Form 20-F for the fiscal year ended December 31, 2023**
> **Filed April 25, 2024**
> **File No. 001-39670**

Dear Bharatt Chowrira:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 5. Investments at Fair Value, page F-22

1. In 2023, you recognized a $61.7 million gain upon deconsolidation of Vedanta and a $27.2 gain upon deconsolidation of Sonde in 2022. Please provide an analysis supporting these loss-of-control conclusions, including your consideration of Vedanta's issuance of convertible debt and Sonde's issuance of Series B preferred shares. Also, provide detailed calculations supporting these deconsolidation gains, including key assumptions used to determine fair value of your retained investment and a description and quantification of specific assets and liabilities for Vedanta and Sonde prior to their deconsolidation. In this regard, explain how you identified and valued assets and liabilities to be deconsolidated with Vedanta and Sonde, and describe assets or liabilities associated with these entities that remained in your consolidation (as applicable). Refer us to the technical guidance upon which you relied. In addition, explain the impact on your ongoing assessments of "power to control" and "significant influence" from contractual arrangements and

financing arrangements with these Founded Entities following their deconsolidation. Revise your disclosure accordingly.

<u>Note 8. Operating Expenses, page F-29</u>

2.   Please provide a breakdown of research and development expenses by development project for each period presented, distinguishing between retained internal projects and those subject to partnered programs with Founded Entities. Ensure that your response addresses all research and development activities discussed in Key Performance Indicators on page 67 of your Annual Report. Revise your disclosure accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Charles Sherwood